UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

10027038

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 66540

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Helvea Inc.

OFFICIAL USE ONLY
132007
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1800 McGill College Avenue, Suite 1020
(No. and Street)

Montreal	Quebec	H3A 3J6
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Felix Weibel 514-288-3556
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

1250 René-Lévesque Blvd. West, Suite 2800,	Montreal	Quebec	H3B 2G4
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC Mail Processing Section
FEB 25 2010
Washington, DC
105

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Felix Weibel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Helvea Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Not applicable

Signature

President, Secretary, ER, CCO

Title

Notary Public

COMMISSAIRE À L'ASSERMENTATION RENIA RUDNICKI #124 366 POUR TOUS LES DISTRICTS JUDICIAIRES DU QUÉBEC

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Audit attestation to the firm's exemption from SEC Rule 15c3-3, paragraph (k)(2)(i)

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Helvea Inc.

Financial Statements
December 31, 2009
(expressed in US dollars)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
LLP/s.r.l./s.e.n.c.r.l.
Chartered Accountants
1250 René-Lévesque Boulevard West
Suite 2800
Montréal, Quebec
Canada H3B 2G4
Telephone +1 514 205 5000
Facsimile +1 514 876 1502

February 23, 2010

Auditors' Report

To the Shareholder of
Helvea Inc.

We have audited the balance sheet of **Helvea Inc.** as at December 31, 2009 and the statements of earnings, changes in shareholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2009 and the results of its operations and its cash flows for the year then ended in accordance with generally accepted accounting principles in the United States of America.

We have also audited the schedule of computation of net capital as at December 31, 2009, which is presented for the purpose of meeting the requirements of Rule 17a-5 of the Securities Exchange Act of 1934 and is not a required part of the basic financial statements. In our opinion, this schedule presents fairly the information contained therein, in all material respects, in relation to the financial statements taken as a whole.

PricewaterhouseCoopers LLP[1]

[1] Chartered accountant auditor permit No. 22923

Helvea Inc.
Balance Sheet
As at December 31, 2009

(expressed in US dollars)

	2009 $	2008 $
Assets		
Current assets		
Cash and cash equivalents	7,265,662	7,524,271
Accounts receivable	64,992	15,125
Prepaid expenses	102,535	78,275
Income taxes recoverable	285,910	91,472
	7,719,099	7,709,143
Property and equipment (note 3)	516,690	780,800
	8,235,789	8,489,943
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities (note 4)	360,397	1,036,271
Income taxes payable	-	226,209
	360,397	1,262,480
Shareholder's Equity		
Capital stock (note 6)	2,614,950	2,614,950
Retained earnings	4,823,576	4,175,647
Cumulative translation adjustment	436,866	436,866
	7,875,392	7,227,463
	8,235,789	8,489,943

The accompanying notes are an integral part of these financial statements.

Approved by the Board of Directors

____________________ Director   ____________________ Director

Helvea Inc.

Statement of Changes in Shareholder's Equity

For the year ended December 31, 2009

(expressed in US dollars)

	Common stock				
	Number of Class A common shares	**Amount $**	**Retained earnings $**	**Cumulative translation adjustment $**	**Total $**
Balance at December 31, 2007	330,000	2,614,950	2,623,109	436,866	5,674,925
Net earnings	-	-	1,552,538	-	1,552,538
Balance at December 31, 2008	330,000	2,614,950	4,175,647	436,866	7,227,463
Net earnings	-	-	974,542	-	974,542
Distribution of earnings (note 7)	-	-	(326,613)	-	(326,613)
Balance at December 31, 2009	330,000	2,614,950	4,823,576	436,866	7,875,392

The accompanying notes are an integral part of these financial statements.

Helvea Inc.

Statement of Earnings

For the year ended December 31, 2009

(expressed in US dollars)

	2009 $	2008 $
Revenue		
Commissions earned	13,087,013	15,458,117
Research services	732,147	652,369
Referral fees	12,786	8,243
Interest	13,205	121,504
Miscellaneous income	7,220	-
	13,852,371	16,240,233
Expenses (note 8)		
Salaries and related expenses	1,901,718	3,142,296
Commissions	8,320,183	8,370,681
Professional fees	207,591	212,217
Travel, meals and entertainment	585,131	777,921
Information services	276,523	374,618
EDP maintenance and development	4,037	6,548
Telecommunications	66,733	90,037
Rent and related expenses	350,973	279,837
Business and other taxes	44,568	75,573
General office expenses	32,562	56,018
Amortization	264,109	281,014
Business development and promotional activities	45,815	25,404
Memberships and registration fees	56,697	41,762
Foreign exchange gain	(35,692)	(303,704)
Interest on loan payable to Helvea S.A. (note 5)	-	6,632
Miscellaneous expenses	19,962	51,091
	12,140,910	13,487,945
Earnings before income taxes	1,711,461	2,752,288
Provision for income taxes	736,919	1,199,750
Net earnings	974,542	1,552,538

The accompanying notes are an integral part of these financial statements.

Helvea Inc.
Statement of Cash Flows
For the year ended December 31, 2009

(expressed in US dollars)

	2009 $	2008 $
Cash flows from		
Operating activities		
Net earnings	974,542	1,552,538
Items not affecting cash		
Foreign exchange loss on repayment of loan to Helvea S.A.	-	83,800
Amortization	264,109	281,014
	1,238,651	1,917,352
Changes in non-cash operating working capital items		
Decrease (increase) in accounts receivable	(45,258)	13,001
Increase in prepaid expenses	(23,374)	(27,311)
Increase in income taxes recoverable	(176,110)	(105,944)
Decrease in accounts payable and accrued liabilities	(706,618)	(717,401)
Increase (decrease) in income taxes payable	(232,829)	224,126
	(1,184,189)	(613,529)
	54,462	1,303,823
Investing activities		
Purchase of property and equipment	-	(202,089)
Financing activities		
Repayment of loan to Helvea S.A.	-	(1,844,400)
Distribution of earnings	(326,613)	-
	(326,613)	(1,844,400)
Effect of foreign exchange rate changes on cash and cash equivalents	13,542	(63,402)
Net decrease in cash and cash equivalents during the year	(258,609)	(806,068)
Cash and cash equivalents – Beginning of year	7,524,271	8,330,339
Cash and cash equivalents – End of year	7,265,662	7,524,271
Cash and cash equivalents consist of:		
Cash	1,314,392	2,720,748
Short-term deposits (note 10)	5,951,270	4,803,523
	7,265,662	7,524,271
Supplementary information		
Income taxes paid	1,137,225	1,171,986
Interest received	12,409	133,069

The accompanying notes are an integral part of these financial statements.

(expressed in US dollars)

1 Incorporation and nature of business

The company was incorporated under the Canada Business Corporations Act on January 7, 2004 and was registered with National Association of Securities Dealers, Inc. ("NASD"), now the Financial Regulatory Authority ("FINRA"), and the U.S. Securities and Exchange Commission ("SEC") on November 30, 2004. Prior to December 22, 2006, it was a member of an international group of companies whose principal entity was Pictet et Cie ("Pictet").

The company commenced its principal business activity of marketing European securities in 2005.

2 Significant accounting policies

Basis of presentation

These financial statements have been prepared in accordance with generally accepted accounting principles in the United States ("USGAAP"). The company records its brokerage operations and commission revenue on securities transactions on a settlement date basis.

Cash and cash equivalents

Cash and cash equivalents consist of balances with banks and highly liquid short-term deposits. The company considers short-term deposits with original terms to maturity of three months or less to be cash equivalents.

Property and equipment

Property and equipment are recorded at cost and are amortized on a straight-line basis at the following annual rates:

Furniture and equipment	20%
Computer equipment	33%
Leasehold improvements	20%

Artworks included in furniture and equipment are considered assets with an undefined useful life and therefore are not amortized.

Income taxes

The company provides for income taxes using the liability method of tax allocation. Under this method, future income tax assets and liabilities are determined based on deductible or taxable temporary differences between the financial statement values of assets and liabilities, using enacted income tax rates expected to be in effect for the year in which the differences are expected to reverse.

The company is eligible for various tax credits with respect to qualifying International Financial Centre of Montreal activities. These credits are accounted for as a reduction of the related costs to which they pertain.

(expressed in US dollars)

Foreign currency translation

These financial statements are presented in United States dollars which, effective January 1, 2008, became the company's functional currency. Prior to this date, the functional currency was the Swiss franc. The functional currency was changed as a result of the significant increase in operations at the company's New York branch.

Monetary assets and liabilities denominated in foreign currencies have been translated into US dollars at the rate of exchange prevailing at the balance sheet date. Revenues and expenses are translated into US dollars at the rate of exchange prevailing at the transaction date. Gains and losses on foreign exchange are included in the statement of earnings.

Management estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3 Property and equipment

			2009	2008
	Cost $	Accumulated amortization $	Net $	Net $
Furniture and equipment	341,771	153,308	188,463	254,278
Computer equipment	184,438	179,052	5,386	66,866
Leasehold improvements	684,076	361,235	322,841	459,656
	1,210,285	693,595	516,690	780,800

4 Accounts payable and accrued liabilities

Accounts payable and accrued liabilities comprise the following:

	2009 $	2008 $
Accrued compensation	109,716	754,450
Other	250,681	281,821
	360,397	1,036,271

(expressed in US dollars)

5 Loan payable to Helvea S.A.

The loan payable to Helvea S.A. in the amount of CHF2,000,000 bore interest at 4.25% per annum. The loan was subordinated by virtue of a subordination agreement entered into between the company and FINRA, on November 15, 2006, which required the agreement of FINRA prior to its repayment. The loan was repaid in February 2008.

6 Capital stock

Authorized – unlimited as to number

- Class A preferred shares, voting, non-participating, without par value, ranking in priority to Class B, C and D preferred shares and Class A and B common shares, with entitlement to a non-cumulative monthly dividend of 1%, redeemable at the option of the company at their paid-in amount or the fair value of the consideration received, plus declared and unpaid dividends
- Class B preferred shares, non-voting, non-participating, without par value, ranking in priority to Class C and D preferred shares and Class A and B common shares, with entitlement to a non-cumulative monthly dividend of 1%, redeemable at the option of the company at their paid-in amount or the fair value of the consideration received, plus declared and unpaid dividends
- Class C preferred shares, voting, non-participating, without par value, ranking in priority to Class D preferred shares and Class A and B common shares, with entitlement to a non-cumulative monthly dividend of 1%, redeemable at the option of the company or the holder at their paid-in amount or the fair value of the consideration received, plus declared and unpaid dividends
- Class D preferred shares, non-voting, non-participating, without par value, ranking in priority to Class A and B common shares, with entitlement to a non-cumulative monthly dividend of 1%, redeemable at the option of the company or the holder at their paid-in amount or the fair value of the consideration received, plus declared and unpaid dividends
- Class A common shares, voting
- Class B common shares, non-voting

Issued

	2009 $	2008 $
330,000 Class A common shares	2,614,950	2,614,950

7 Share-based compensation

On December 29, 2009, the company's employees entered into a share-based compensation agreement with Helvea Holding S.A., the company's ultimate parent. The compensation agreement grants a total of 20,819 shares of Helvea Holding S.A. to the employees of the company with a fair value at grant date of $326,613 as well as a one-time cash consideration of $169,060, for a total value of $495,673.

(expressed in US dollars)

The grant date fair value of the shares has been determined to be $15.75 per share based on the estimated net asset value of Helvea Holding S.A. as defined within its shareholder agreement.

The shares granted to employees under this agreement are subject to clawback provisions whereby Helvea Holding S.A. can claw back all or part of these shares in the event where the employment agreement is terminated before the third anniversary from the date of the agreement. As such, the compensation expense related to the shares will be recognized over the three-year service period.

As a result of this agreement, the company has remitted cash to Helvea Holding S.A. for the total value of the compensation agreement. The one-time cash payment has been included in salary expense for the year, while the grant date fair value has been appropriately recorded as a distribution of earnings.

8 Related party transactions and balances

The statement of earnings includes the following related party transactions:

	2009 **$**	**2008** **$**
Expenses		
Commissions	8,320,183	8,370,681

Commissions earned are collected by Helvea S.A. and remitted to the company.

All balances with related companies are disclosed separately in these financial statements. Unless otherwise disclosed, all related party transactions occurred in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties and the company.

9 Commitments

Minimum annual lease payments under operating leases are as follows:

	$
2010	318,141
2011	318,148
2012	318,233
2013	318,233
2014	318,233
2015 and thereafter	466,182

(expressed in US dollars)

10 Financial instruments

Fair value of financial instruments

The company has estimated the fair market values of its financial instruments based on the current interest rate environment, related market values and current pricing of financial instruments with comparable terms. The carrying values of its financial instruments approximate their fair market values, unless otherwise indicated.

Position risk

Position risk corresponds to the risk that the fluctuations in foreign exchange rates and interest rates could result in losses. Unless otherwise disclosed in the financial statements, the company may enter into financial instruments consisting primarily of short-term deposits and related party balances that may be denominated in foreign currencies and bear interest at short-term market rates.

As at December 31, 2009, the short-term deposits consist of call deposits of CHF4,062,850 (US$3,923,697) and US$2,027,573 (2008 – CHF5,112,850 (US$4,803,523)).

Credit risk

Credit risk is the risk of financial loss as a result of default by a counterparty with respect to its obligations towards the company. The company's financial instruments are primarily with major financial institutions. Consequently, management considers the risk of counterparties defaulting on their obligation to be remote.

Interest rate risk

The company's exposure to interest rate risk as at December 31, 2009 is as follows:

Cash	Non-interest bearing
Short-term deposits	Fixed rate of 0.05%
Accounts receivable	Non-interest bearing
Accounts payable and accrued liabilities	Non-interest bearing
Income taxes payable	Non-interest bearing

(expressed in US dollars)

11 Capital requirements

The company is a member of FINRA and therefore is subject to the capital requirements (Rule 15c3-1) of the Securities and Exchange Act of 1934. This Rule provides, among other things, that a member firm's "aggregate indebtedness" may not exceed 1,500% (800% for the initial 12 months) of its "net capital", as those terms are defined by the Act.

As at December 31, 2009, the company's aggregate indebtedness and net capital were $360,397 and $6,605,136 respectively (2008 – $1,262,480 and $5,957,780 respectively), giving a ratio of 5.46% (2008 – 21.19%).

The company does not hold client funds or securities nor owe money or securities to customers. However, if inadvertently received, the company promptly forwards all funds and securities received. Accordingly, the company is exempt from Rule 15c3-3 of the Act, under paragraph (k)(2)(i) of that Rule.

Helvea Inc.

Schedule of Computation of Net Capital

As at December 31, 2009

(expressed in US dollars)

	2009 $	2008 $
Net Capital		
Capital stock – Common shares	2,614,950	2,614,950
Retained earnings	4,823,576	4,175,647
Cumulative translation adjustment	436,866	436,866
	7,875,392	7,227,463
Accounts receivable	64,076	15,125
Prepaid expenses	102,535	78,275
Income taxes recoverable	285,910	91,472
Property and equipment	516,690	780,800
Haircut on foreign currency	301,045	304,011
	1,270,256	1,269,683
	6,605,136	5,957,780
Aggregate indebtedness		
Accounts payable and accrued liabilities	360,397	1,036,271
Income taxes payable	-	226,209
	360,397	1,262,480
Ratio of aggregate indebtedness to net capital	5.46%	21.19%

Helvea Inc.

Supplementary Report on
Computation of Net Capital
As at December 31, 2009

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
LLP/s.r.l./s.e.n.c.r.l.
Chartered Accountants
1250 René-Lévesque Boulevard West
Suite 2800
Montréal, Quebec
Canada H3B 2G4
Telephone +1 514 205 5000
Facsimile +1 514 876 1502

February 24, 2010

Chartered Accountants' Supplementary Report on Computation of Net Capital

To the Board of Directors of
Helvea Inc.

In connection with Rule 17a-5(a) of the Securities Exchange Act of 1934, we have performed the following procedure with respect to Form X-17a-5, Part II of the Financial and Operational Combined Uniform Single Report ("Focus Report") of **Helvea Inc.** (the "company") as at December 31, 2009:

> As required under Rule 17a-5(d)(4) of the Securities Exchange Act of 1934, we compared the computation of net capital under Rule 15c 3-1, included as a schedule with the audited financial statements, and the corresponding unaudited most recent Part IIA filing of Form X-17a-5 of the Focus Report dated February 24, 2010 and found them to be materially in agreement.

As a result of applying the above procedure, we did not identify any amounts that were materially different between the Focus Report and the audited financial statements of the company as at December 31, 2009 and the schedule of computation of net capital as at December 31, 2009. However, the above procedure does not constitute an audit and accordingly we do not express an opinion on the Focus Report referred to above as at December 31, 2009.

Our procedures were conducted solely to assist you in complying with Rule 17a-5(d)(4), and our report is not to be used for any other purpose.

PricewaterhouseCoopers LLP[1]

[1] Chartered accountant auditor permit No. 22923

Helvea Inc.

Supplementary Report on
Internal Accounting Control
December 31, 2009

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l.
Chartered Accountants
1250 René-Lévesque Boulevard West
Suite 2800
Montréal, Quebec
Canada H3B 2G4
Telephone +1 514 205 5000
Facsimile +1 514 876 1502

February 23, 2010

Chartered Accountants' Supplementary Report on Internal Accounting Control

To the Board of Directors of Helvea Inc.

As part of our audit of the financial statements of **Helvea Inc.** as at December 31, 2009 and for the year then ended on which we reported under date of February 23, 2010, we considered the company's system of internal controls to the extent we considered necessary to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the financial statements. Our work was more limited than would be necessary to express an opinion on the company's system of internal controls taken as a whole.

Because of inherent limitations in any system of internal controls, errors or irregularities may nevertheless occur and not be detected by the system. Also, projection of any evaluation of a system to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with controls may deteriorate.

As our work was performed for the limited purpose described in the first paragraph above, it would not necessarily identify material weaknesses in the system of internal controls. Accordingly, we do not express an opinion on the company's system of internal controls taken as a whole. However, our work disclosed no condition that we believe to be a material weakness. For the purposes of this report, material weakness is a condition in the system of internal controls which could result in more than a relatively low risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period in the normal course of operations.

This report is solely for the use of the Board of Directors of Helvea Inc. and Financial Industry Regulatory Authority, formerly National Association of Securities Dealers, Inc., and is not to be used by any other party.

PricewaterhouseCoopers LLP[1]

[1] Chartered accountant auditor permit No. 22923

Helvea Inc.

Statement of Financial Position
As at December 31, 2009
(expressed in US dollars)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l.
Chartered Accountants
1250 René-Lévesque Boulevard West
Suite 2800
Montréal, Quebec
Canada H3B 2G4
Telephone +1 514 205 5000
Facsimile +1 514 876 1502

February 23, 2010

Auditors' Report

To the Shareholder of
Helvea Inc.

The statement of financial position is derived from the balance sheet included in the complete financial statements of **Helvea Inc.** as at December 31, 2009 on which we expressed an opinion without reservation in our report dated February 23, 2010. This statement of financial position is the responsibility of management. Our responsibility is to ensure that this statement of financial position is fairly summarized from the complete balance sheet.

In our opinion, this statement of financial position is fairly summarized, in all material respects, from the related balance sheet included in the complete financial statements.

This statement of financial position does not contain all the disclosures required by accounting principles generally accepted in the United States of America, including summarized information about the statements of earnings and cash flows, and accordingly may not be appropriate for certain users.

PricewaterhouseCoopers LLP[1]

[1] Chartered accountant auditor permit No. 22923

Helvea Inc.

Statement of Financial Position

As at December 31, 2009

(expressed in US dollars)

	2009 $	2008 $
Assets		
Current assets		
Cash and cash equivalents	7,265,662	7,524,271
Accounts receivable	64,992	15,125
Prepaid expenses	102,535	78,275
Income taxes recoverable	285,910	91,472
	7,719,099	7,709,143
Property and equipment	516,690	780,800
	8,235,789	8,489,943
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	360,397	1,036,271
Income taxes payable	-	226,209
	360,397	1,262,480
Shareholder's Equity		
Capital stock	2,614,950	2,614,950
Retained earnings	4,823,576	4,175,647
Cumulative translation adjustment	436,866	436,866
	7,875,392	7,227,463
	8,235,789	8,489,943

Helvea Inc.

Statement of Changes in Shareholder's Equity
December 31, 2009
(expressed in US dollars)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
LLP/s.r.l./s.e.n.c.r.l.
Chartered Accountants
1250 René-Lévesque Boulevard West
Suite 2800
Montréal, Quebec
Canada H3B 2G4
Telephone +1 514 205 5000
Facsimile +1 514 876 1502

February 23, 2010

Auditors' Report

To the Shareholder of
Helvea Inc.

The statement of changes in shareholder's equity is derived from the balance sheet and statement of earnings and retained earnings included in the complete financial statements of **Helvea Inc.** for the year ended December 31, 2009 on which we expressed an opinion without reservation in our report dated February 23, 2010. This statement of changes in shareholder's equity is the responsibility of management. Our responsibility is to ensure that this statement of changes in shareholder's equity is fairly summarized from the complete balance sheet and statement of earnings and retained earnings.

In our opinion, this statement of changes in shareholder's equity is fairly summarized, in all material respects, from the related balance sheet and statement of earnings and retained earnings included in the complete financial statements.

This statement of changes in shareholder's equity does not contain all the disclosures required by accounting principles generally accepted in the United States of America, including summarized information about the balance sheet and statements of earnings and retained earnings and cash flows, and accordingly may not be appropriate for certain users.

PricewaterhouseCoopers LLP[1]

[1] Chartered accountant auditor permit No. 22923

Helvea Inc.

Statement of Changes in Shareholder's Equity

For the year ended December 31, 2009

(expressed in US dollars)

	Common stock				
	Number of Class A common shares	Amount $	Retained earnings $	Cumulative translation adjustment $	Total $
Balance at December 31, 2008	330,000	2,614,950	4,175,647	436,866	7,227,463
Net income	-	-	974,542	-	974,542
Distribution of earnings	-	-	(326,613)	-	(326,613)
Balance at December 31, 2009	330,000	2,614,950	4,823,576	436,866	7,875,392

Helvea Inc.

Statement of Changes in Liabilities
Subordinated to Claims of General Creditors
For the year ended December 31, 2009
(expressed in US dollars)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
LLP/s.r.l./s.e.n.c.r.l.
Chartered Accountants
1250 René-Lévesque Boulevard West
Suite 2800
Montréal, Quebec
Canada H3B 2G4
Telephone +1 514 205 5000
Facsimile +1 514 876 1502

February 23, 2010

Auditors' Report

To the Shareholder of
Helvea Inc.

We have audited the statement of changes in liabilities subordinated to claims of general creditors for the year ended December 31, 2009, which is presented for the purpose of meeting the requirements of Rule 17a-5(d) of the Securities Exchange Act of 1934. This financial statement is the responsibility of the company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, this statement presents fairly the information contained therein, in all material respects, in relation to the financial statements taken as a whole.

PricewaterhouseCoopers LLP[1]

[1] Chartered accountant auditor permit No. 22923

Helvea Inc.

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

For the year ended December 31, 2009

(expressed in US dollars)

	2009 $	2008 $
Subordinated loan payable to Helvea S.A., (CHF2,000,000) – Beginning of year	-	1,760,600
Increase due to foreign exchange translation	-	83,800
Repayment of subordinated loan payable	-	(1,844,400)
Subordinated loan payable to Helvea S.A., (CHF2,000,000) – End of year	-	-